ArcelorMittal publishes convening notice for Annual General Meeting of shareholders

Luxembourg, 3 April 2015 - ArcelorMittal has published the convening notice for its Annual General Meeting of shareholders, which will be held on Thursday 5 May 2015 at 2:00 pm local time at the company’s registered office, 24-26 Boulevard d’Avranches, L-1160, in Luxembourg.

The ArcelorMittal shareholders entitled to vote at the Annual General Meeting will be those who are shareholders on the record date of 21 April 2015 at midnight (24:00 hours) Central European Time. The convening notice, the Annual Report 2014, voting forms and all other meeting documentation will be available on ArcelorMittal's website http://corporate.arcelormittal.com/ under Investors – Equity Investors - Shareholders’ meetings - Annual General Meeting, from 3 April 2015. Shareholders may obtain, free of charge, a copy of the Annual Report 2014 in English at ArcelorMittal's registered office, by calling +352 4792 3198, sending a fax to +352 26 48 19 95 or +44 20 7629 7993, or emailing privateinvestors@arcelormittal.com.